Exhibit 99.1

Kamada Enters into a Binding Term Sheet for Contract Manufacturing of an FDA Approved,
Commercialized Hyper-Immune Globulin Product

•	Commercial supply of the 12-year contract manufacturing agreement, following the completion of the required tech-transfer project, is expected to commence in early 2023
•	Based on current market sales volume, the new product is estimated to add approximately $8 million to $10 million in annual revenues to Kamada
•	Gross margin level of the new product is anticipated to be similar to average gross margins of the Company’s proprietary products segment

REHOVOT, Israel – December 9, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived protein therapeutics company, today announced that it has entered into a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture a U.S. Food and Drug Administration (FDA) approved and commercialized specialty hyper-immune globulin product.  Following the execution of the required technology transfer from the current manufacturer, and pending obtaining all required FDA approvals, Kamada is expected to commence commercial manufacturing of the product in early 2023.

“This binding term sheet supports our strategy to leverage our experience and available manufacturing capacity at our FDA-approved manufacturing facility to initiate the production of additional plasma-derived products following the transition of GLASSIA® manufacturing to Takeda during 2021,” said Amir London, CEO of Kamada. “Based on the current market sales volume of this specialty hyper-immune globulin product, we estimate that its manufacturing will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our proprietary products segment. In addition to this new product, we will continue to manufacture and sell KEDRAB®, our anti-rabies immunoglobulin, which is experiencing growing demand in the U.S. market, as well as our other proprietary products, which are sold in international markets. Moreover, we continue to proactively explore additional new product opportunities for our manufacturing plant.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding (i) the expected addition of $8 million to $10 million in annual revenues to be derived from the commercial manufacturing of the new hyper-immune globulin product; (ii) the expectation for obtaining all required FDA approvals and initiation of the new hyper-immune globulin product manufacturing during early 2023; (iii) our forecast that the gross margins from the manufacturing and sale of the new hyper-immune globulin product will be at similar margins to those of our current average proprietary product segment margins; (iv) the continued manufacturing and growing demand for KEDRAB in the U.S. market; (v) the continued manufacturing and distribution of our other proprietary products; and (vi) our continued proactive efforts to explore additional new products opportunities for our manufacturing plant. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, failure to receive or delays in receiving FDA approval for the transfer in manufacturing for the new hyper-immune globulin product, unexpected delays in the technology transfer relating to the same product, unanticipated increase in manufacturing costs or otherwise changes in the demand for the new hyper-immune globulin product, additional competition in the markets that Kamada competes, including with respect to KEDRAB and other proprietary products, corporate events associated with our partners, including the new undisclosed partner and Kedrion, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com